As filed with the Securities and Exchange Commission on April 25, 2013
Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Accenture plc
(Exact name of registrant as specified in its charter)

Ireland	98-0627530
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland
(353) (1) 646-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Julie Spellman Sweet, Esq.
Joel Unruch, Esq.
Accenture plc
161 N. Clark Street
Chicago, IL 60601
(312) 693-0161
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Class A ordinary shares, par value $0.0000225 per share	41,188,518	—	—	—

(1)
This Registration Statement registers 41,188,518 Accenture plc Class A ordinary shares issuable upon redemption of an equivalent number of Accenture SCA Class I common shares. This Registration Statement also relates to such additional Class A ordinary shares of Accenture plc as may be issued with respect to such Class A ordinary shares by way of a share dividend, share split or similar transaction.

(2)
This Registration Statement includes 41,188,518 unsold Accenture plc Class A ordinary shares issuable upon redemption of an equivalent number of Accenture SCA Class I common shares, all of which were previously covered by Registration No. 333-127248, 333-142989 and 333-166290 (the “Prior Registration Statements”), and any additional Accenture plc Class A ordinary shares issued with respect thereto by way of a share dividend, share split or similar transaction. Pursuant to Rule 415(a)(6) under the Securities Act, the filing fee previously paid in connection with such unsold securities will continue to be applied to such unsold securities. Pursuant to Rule 415(a)(6), the offering of the unsold securities registered under the Prior Registration Statements will be deemed terminated as of the date of effectiveness of this Registration Statement.

PROSPECTUS
41,188,518 Class A Ordinary Shares
Accenture plc may issue from time to time up to 41,188,518 Class A ordinary shares to holders of up to an equal number of SCA Class I common shares upon tender of those SCA Class I common shares for redemption. We are a company organized under the laws of Ireland and the sole general partner of Accenture SCA, a Luxembourg partnership limited by shares. As of April 18, 2013, we, directly or indirectly, owned approximately 94% of the outstanding voting interests in Accenture SCA. The 41,188,518 SCA Class I common shares outstanding as of that date (which number does not include issued shares held by Accenture plc or its subsidiaries) that may be redeemed were issued in the corporate reorganization of Accenture Ltd, our predecessor-issuer, that took place in 2001.
We are registering the issuance of our Class A ordinary shares to permit holders of SCA Class I common shares who elect to redeem their SCA Class I common shares to sell without restriction in the open market or otherwise any of our Class A ordinary shares that they receive upon redemption. Accenture SCA may, at its option, pay the redemption price with cash or by delivering our Class A ordinary shares on a one-for-one basis, subject to adjustment. The registration of our Class A ordinary shares does not necessarily mean that any holders will elect to redeem their SCA Class I common shares or that we will elect to issue any of our Class A ordinary shares rather than pay cash upon redemption of SCA Class I common shares. We will not receive any cash proceeds upon the issuance of any of our Class A ordinary shares following a redemption of SCA Class I common shares, but we will acquire the SCA Class I common shares tendered for redemption in exchange for any of our Class A ordinary shares that we issue to a redeeming holder.
Our Class A ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “ACN.”
Investing in our ordinary shares involves risks. You should carefully consider the information referred to under the heading “Risk Factors” on page 1.
Neither the Securities and Exchange Commission (the “Commission” or “SEC”) nor any state or other jurisdiction’s securities commission or regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, we recommend that you immediately consult your stockbroker, bank manager, solicitor, fund manager or other appropriate financial adviser such as, if you are resident in Ireland, an organization or firm authorized or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations 2007, or the Investment Intermediaries Act 1995 or, if you are in a territory outside Ireland, another appropriately authorized adviser.
This document does not constitute a prospectus within the meaning of Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland. No offer of Class A ordinary shares to the public is made, or will be made, that requires the publication of a prospectus pursuant to Irish prospectus law (within the meaning of Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland) in general, or in particular pursuant to the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland. Any Class A ordinary shares issued will be treated as paid up for the purposes of Section 30(2) of the Companies (Amendment) Act 1983. This document has not been approved or reviewed by or registered with the Central Bank of Ireland.
This document does not constitute investment advice or the provision of investment services within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland or otherwise. Accenture plc is not an authorized investment firm within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland, and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of or pursuant to this document.
In this document, references to specific codes, legislation or other statutory enactments are to be deemed references to those codes, legislation or other statutory enactments as amended from time to time.
The date of this prospectus is April 25, 2013

Prospectus

Page
The Company	1
Forward-Looking Statements	1
Risk Factors	1
Use of Proceeds	1
Redemption of SCA Class I Common Shares	1
Material U.S. Federal Income Tax Consequences of Redeeming SCA Class I Common Shares	3
Material Luxembourg Tax Consequences of Redeeming SCA Class I Common Shares	5
Material Irish Tax Consequences of Holding and Redeeming SCA Class I Common Shares	6
Description of Share Capital	7
Rights of Holders of Accenture plc Class A Ordinary Shares Compared to Rights of Holders of Accenture plc Class X Ordinary Shares and SCA Class I Common Shares	19
Plan of Distribution	31
Legal Matters	31
Experts	31
Where You Can Find More Information	31
Incorporation of Certain Information by Reference	32
We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus, including the information incorporated by reference herein as described under “Where You Can Find More Information,” or any free writing prospectus that we prepare and distribute. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only our Class A ordinary shares covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.
You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.
When used in this prospectus, except where the context otherwise requires, the terms “we,” “our,” “us” or “Accenture” refer to Accenture plc and, where appropriate, its subsidiaries, including Accenture SCA. We refer to the Class I common shares of Accenture SCA that may be tendered for redemption for Class A ordinary shares as the “SCA Class I common shares.” We use the “Accenture Leadership” title to refer to our highest-level employees, including those employees we previously referred to as senior executives and partners.

i

THE COMPANY
We are one of the world’s leading organizations providing management consulting, technology and outsourcing services.
Our “high performance business” strategy is to use our expertise in consulting, technology and outsourcing to help clients achieve performance at higher levels so they can create sustainable value for their customers and stakeholders. We use our industry and business-process knowledge, our service offering expertise and our insight into, and understanding of, emerging technologies and new business and technology trends to formulate and implement solutions with and for our clients. Our strategy is focused on helping clients improve operational performance, deliver their products and services more effectively and efficiently, and grow their businesses in existing and new markets.
We operate globally with one common brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry expertise, functional capabilities, alliances, global resources and technology, we seek to deliver competitively priced, high-value services that help our clients measurably improve business performance. Our global delivery model enables us to provide an end-to-end delivery capability by drawing on our global resources to deliver high-quality, cost-effective solutions to our clients.
We are organized under the laws of Ireland. We maintain a registered office at 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland. Our telephone number in Ireland is +(353) (1) 646-2000. We have major offices in the world’s leading business centers, including Boston, Chicago, New York, San Francisco, Sao Paolo, Frankfurt, London, Madrid, Milan, Paris, Rome, Bangalore, Beijing, Manila, Shanghai, Sydney and Tokyo, among others. Our website address is www.accenture.com. We do not intend for information contained in our website to be part of this prospectus.

FORWARD-LOOKING STATEMENTS
This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “positioned,” “outlook” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to, the factors discussed below under the section entitled “Risk Factors.” Our forward-looking statements speak only as of the date of this prospectus or as of the date they are made, and we undertake no obligation to update or revise them.
RISK FACTORS
The redemption of your SCA Class I common shares and the ownership of our Class A ordinary shares involve various risks. You should carefully consider each of the risks and uncertainties described under “Item 1A. – Risk Factors” in our Annual Report on Form 10-K for the year ended August 31, 2012, as such information may be amended or supplemented in subsequently filed Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K, and all of the other information included or incorporated by reference in this prospectus when redeeming your SCA Class I common shares, as you may receive our Class A ordinary shares in payment of the redemption price.

USE OF PROCEEDS
We will not receive any cash proceeds from the issuance of our Class A ordinary shares pursuant to this prospectus, but we will acquire SCA Class I common shares in exchange for any of our Class A ordinary shares that we may issue to a redeeming holder.
REDEMPTION OF SCA CLASS I COMMON SHARES
General
You may, subject to certain limitations, require that Accenture SCA redeem all or a portion of your SCA Class I common shares. In that case, Accenture SCA is obligated, subject to the availability of distributable reserves, to redeem any such SCA Class I common shares at a redemption price per share generally equal to the average of the high and low sale prices of a Class A ordinary share as reported on the New York Stock Exchange on the trading day on which Accenture SCA receives your irrevocable notice of redemption if received prior to close of trading for that day, or on the following trading day if Accenture SCA receives your irrevocable notice of redemption later than the close of trading on that day. Accenture SCA may, at its option, pay the redemption price with cash or by delivering our Class A ordinary shares on a one-for-one basis, subject to adjustment for stock dividends and stock splits.
In connection with any redemption of your SCA Class I common shares, if you also hold our Class X ordinary shares, we may redeem a corresponding number of your Class X ordinary shares at a per-share cash purchase price equal to the par value of a Class X ordinary share, which is $0.0000225 per share.
If Accenture SCA elects to satisfy any redemption right exercised by you as a holder of SCA Class I common shares with our Class A ordinary shares, the Class A ordinary shares delivered to you will be validly issued, fully paid and non-assessable shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
OF REDEEMING SCA CLASS I COMMON SHARES
The following discussion summarizes the material U.S. federal income tax consequences that may be relevant to a “U.S. holder” (as defined below) who exercises such holder’s right to require the redemption of such holder’s SCA Class I common shares.
Except where noted, the following discussion deals only with SCA Class I common shares held as capital assets and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their personal circumstances, or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including insurance companies, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, estates, trusts, tax-exempt organizations, non-U.S. holders, S corporations, persons with a functional currency other than the U.S. dollar, U.S. expatriates, persons holding SCA Class I common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons subject to the alternative minimum tax, and holders otherwise subject to special treatment under U.S. tax laws, including partnerships (or other pass-through entities), whose activities will affect the tax treatment of its partners or investors. This summary also does not address the tax consequences to Accenture Leadership or to shareholders or beneficiaries of a holder of the SCA Class I common shares. Furthermore, this discussion does not address any state, local or foreign tax consequences or consequences arising under any United States federal laws other than those pertaining to income tax.
Because the specific U.S. federal income tax consequences to a holder exercising such holder’s redemption right will depend upon the specific circumstances of that holder, each holder considering exercising the redemption right is strongly urged to consult such holder’s own tax advisor regarding the specific U.S. federal, state, local and non-U.S. tax consequences to such holder of the exercise of the redemption right in light of such holder’s specific circumstances.
This discussion is based upon the Internal Revenue Code of 1986, the regulations promulgated thereunder and court and administrative rulings in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.
As used herein, a U.S. holder means a beneficial owner of SCA Class I common shares that is (a) a citizen or individual resident of the United States; (b) a corporation or other entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia; (c) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (d) a trust if it (i) is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has made a valid election to be treated as a U.S. person.
Redemption of SCA Class I Common Shares
A U.S. holder who chooses to have Accenture SCA redeem its SCA Class I common shares will recognize taxable gain only to the extent that the cash or fair market value of our Class A ordinary shares received exceeds the U.S. holder’s adjusted basis in all of such U.S. holder’s SCA Class I common shares immediately before the redemption. Any such gain resulting from such a disposition will be taxed as capital gain and will be taxed as long-term capital gain if such U.S. holder held the SCA Class I common shares for more than one year. Long term capital gains of individuals are currently eligible for reduced rates of taxation. To the extent that less than all of the U.S. holder’s SCA Class I common shares have been redeemed, the U.S. holder would not be permitted to recognize any loss occurring on the transaction. Where all of the U.S. holder’s SCA Class I common shares are redeemed, the U.S. holder would recognize a loss (if any) equal to the excess of such holder’s adjusted basis in all of its SCA Class I common shares over the cash or fair market value of our Class A ordinary shares received. The deductibility of capital losses is subject to limitations.
If the right to redeem SCA Class I common shares for our Class A ordinary shares (or cash) is deemed to be exercised by us, the disposition may be treated for U.S. federal income tax purposes as a sale of such SCA Class I common shares to us in a fully taxable transaction. In a taxable sale, a redeeming holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the relief of the holder’s share of any liabilities of Accenture SCA as determined for U.S. federal income tax purposes) and the holder’s basis in the shares that are redeemed (which also would include the holder’s share of any liabilities of Accenture SCA as determined for U.S. federal income tax purposes). The amount realized will equal the value of our Class A ordinary shares or the cash deemed received from us in the redemption.

Redemption of Our Class X Ordinary Shares
In connection with a redemption of SCA Class I common shares, we may redeem a number of our Class X ordinary shares held by the shareholders whose SCA Class I common shares were redeemed equal to the number of SCA Class I common shares redeemed. The purchase price for our Class X ordinary shares will be equal to the par value of the Class X ordinary shares, being $0.0000225 per share.
In general, a U.S. holder of our Class X ordinary shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such Class X ordinary shares upon the redemption and such holder’s adjusted tax basis in the Class X ordinary shares (provided the Class X ordinary shares are held as a capital asset).
Backup Withholding and Information Reporting
Any U.S. holders whose SCA Class I common shares are redeemed and who at that time have not provided an accurate and complete Form W-9 or substitute form and that have not otherwise established an exemption may be subject to U.S. federal backup withholding on the gross proceeds (whether the proceeds are cash or our Class A ordinary shares) otherwise payable pursuant to the redemption of the SCA Class I common shares or our Class X ordinary shares. If you have been informed by the U.S. Internal Revenue Service (“IRS”) that you are subject to backup withholding or in certain other circumstances you fail to comply with certification requirements, you may be subject to U.S. federal backup withholding even if you have completed and returned the appropriate form. In addition, you may be subject to backup withholding if the IRS has notified the payor that the taxpayer identification number provided by you is incorrect. Some holders, including corporations, may be exempt from backup withholding. You should consult with your tax advisor regarding your qualification for exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.
In general, information reporting will apply to the redemption proceeds paid to a U.S. holder within the United States, and, in some cases, outside of the United States. Some holders, including corporations, financial institutions and certain tax-exempt organizations, may not be subject to information reporting.

MATERIAL LUXEMBOURG TAX CONSEQUENCES OF REDEEMING
SCA CLASS I COMMON SHARES
The following summary describes the material Luxembourg tax consequences of the redemption of SCA Class I common shares to U.S. holders (who are not resident in Luxembourg or otherwise subject to income taxation in Luxembourg). Because the specific Luxembourg tax consequences to a U.S. holder exercising such holder’s redemption right will depend upon the specific circumstances of that holder, each U.S. holder considering exercising the redemption right is strongly urged to consult such holder’s own tax advisor regarding the specific Luxembourg tax consequences to such holder of the exercise of the redemption right in light of such holder’s specific circumstances.
Any gain realized by non-Luxembourg tax resident holders upon the redemption of SCA Class I common shares may not be subject to Luxembourg income tax. Luxembourg capital gain taxation would only occur for a non-Luxembourg tax resident holder where the following conditions are met:
either:

•
the holder has held, directly or indirectly, alone or together with his or her spouse and minor children, at any time during the five years prior to the redemption of the SCA Class I common shares, at least 10% of Accenture SCA’s share capital; and

•	the redeemed SCA Class I common shares have been held less than six months prior to the redemption of the SCA Class I common shares;
or:

•
the holder has held, directly or indirectly, alone or together with his or her spouse and minor children, at any time during the five years prior to the redemption of the SCA Class I common shares, at least 10% of Accenture SCA’s share capital; and

•	the holder has been a Luxembourg tax resident for more than 15 years and became a non-Luxembourg tax resident less than five years prior to the disposition of the SCA Class I common shares.
Even if the conditions of one of the above cases are met, the Luxembourg capital gain taxation may be overridden by an income tax treaty signed between Luxembourg and the non-Luxembourg tax resident holder’s country of residence which denies Luxembourg the right to tax this capital gain, in particular the double tax treaty between Luxembourg and the United States.

MATERIAL IRISH TAX CONSEQUENCES OF HOLDING AND REDEEMING
SCA CLASS I COMMON SHARES
The summary below does not constitute tax or legal advice and is of a general nature only. Prospective investors in or holders of SCA Class I common shares should consult their own professional advisers on the tax implications of holding or redeeming SCA Class I common shares under the laws of their country of residence, citizenship or domicile. Legislative, administrative or judicial changes may modify the tax consequences described below.
There should be no material Irish tax consequences for holders who are neither resident nor, in the case of individuals, ordinarily resident for tax purposes in Ireland, of holding or redeeming SCA Class I common shares unless such shares are used, held or acquired for the purposes of a trade or business carried on by such holder in Ireland through a branch or agency.

DESCRIPTION OF SHARE CAPITAL
The following description of our share capital is a summary. This summary is not complete and is subject to the complete text of Accenture plc’s memorandum and articles of association, which are incorporated by reference. See “Incorporation of Certain Information by Reference.” We encourage you to read those documents carefully.
Capital Structure
Authorized Share Capital. The authorized share capital of Accenture plc is €40,000 and US$517,500, divided into 40,000 ordinary shares with a nominal value of €1 per share; 20,000,000,000 Class A ordinary shares with a nominal value of US$0.0000225 per share; 1,000,000,000 Class X ordinary shares with a nominal value of US$0.0000225 per share; and 2,000,000,000 undesignated shares with a nominal value of US$0.0000225 per share. The authorized share capital includes 40,000 ordinary shares with a nominal value of €1 per share in order to satisfy statutory requirements for all Irish public limited companies commencing operations.
Accenture plc has the authority to issue authorized but unissued Class A ordinary shares, Class X ordinary shares or undesignated shares. The undesignated shares may be designated and issued as preferred shares, without further vote or action by our shareholders up to the maximum number authorized.
The authorized share capital may be increased or reduced by way of an ordinary resolution of Accenture plc’s shareholders. The shares comprising the authorized share capital of Accenture plc may be divided into shares of such nominal value as the resolution shall prescribe.
As a matter of Irish law, the directors of a company may issue authorized but unissued new ordinary or preferred shares without shareholder approval once authorized to do so by the company’s articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the company’s shareholders by an ordinary resolution. Because of this requirement of Irish law, the articles of association of Accenture plc authorize the Board of Directors of Accenture plc to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of Accenture plc’s current articles of association on September 1, 2009.
The rights and restrictions to which the ordinary shares are subject are prescribed in Accenture plc’s articles of association. Accenture plc’s articles of association entitle the Board of Directors, without shareholder approval, to determine the terms of the undesignated shares issued by Accenture plc. The Accenture plc Board of Directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of preferred shares through the issue of the authorized but unissued undesignated shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.
Irish law does not recognize fractional shares held of record; accordingly, Accenture plc’s articles of association do not provide for the issuance of fractional Accenture plc shares, and the official Irish register of Accenture plc will not reflect any fractional shares.
Under Irish law and the memorandum and articles of association of Accenture plc, there are no limitations on the right of nonresidents of Ireland or owners who are not citizens of Ireland to hold or vote shares of Accenture plc.
Issued Share Capital. Accenture plc has 766,712,486 Class A and 31,698,767 Class X ordinary shares in issue (which number of Class A ordinary shares includes 116,479,873 issued shares held by Accenture) as of April 18, 2013 each with a nominal value of US$0.0000225. All shares in issue are fully paid and non-assessable. There are no undesignated shares of US$0.0000225 in issue.
Pre-emption Rights, Share Warrants and Share Options
Certain statutory pre-emption rights apply automatically in favor of Accenture plc shareholders where shares in Accenture plc are to be issued for cash. However, Accenture plc has opted out of these pre-emption rights in its articles of association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, Accenture plc’s articles of association provide that this opt-out will lapse five years after the adoption of Accenture plc’s current articles of association on September 1, 2009. A special resolution requires not less than 75% of the votes of Accenture plc shareholders cast at a general meeting. If the opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders of Accenture plc pro rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution).
The articles of association of Accenture plc provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Accenture plc is subject, the Board of Directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board of Directors deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the Board of Directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. The Board of Directors may issue shares upon exercise of warrants or options without shareholder approval or authorization.
Accenture plc is subject to the rules of the NYSE that require shareholder approval of certain share issuances.
Dividends
Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of Accenture plc less accumulated realized losses of Accenture plc. No dividend may be made unless the net assets of Accenture plc are equal to, or in excess of, the aggregate of Accenture plc’s called up share capital plus undistributable reserves and the distribution does not reduce Accenture plc’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Accenture plc’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Accenture plc’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.
The determination as to whether or not Accenture plc has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of Accenture plc. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of Accenture plc’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office, the official public registry for companies in Ireland.
The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the articles of association of Accenture plc. Accenture plc’s articles of association authorize the directors to declare such dividends as appear justified by the profits of Accenture plc without the approval of the shareholders at a general meeting. The Board of Directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of cash or non-cash assets.
The directors of Accenture plc may deduct from any dividend payable to any member all sums of money (if any) payable by such member to Accenture plc in relation to the Accenture plc ordinary shares.
The directors of Accenture plc are also entitled to issue shares with preferred rights to participate in dividends declared by Accenture plc in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the shareholders. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.
Any series of preferred shares could, as determined by Accenture plc’s Board of Directors at the time of issuance, rank senior to the Accenture plc ordinary shares with respect to dividends, voting rights, redemption and/or liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.
Holders of Accenture plc Class X ordinary shares are not entitled to receive dividends and are not entitled to be paid any amount upon a winding-up of Accenture plc.
Share Repurchases, Redemptions and Conversions
Overview

Article 5(b)(iv) of Accenture plc’s articles of association provides that any Class A ordinary share which Accenture plc has acquired or agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of Class A ordinary shares by Accenture plc will technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions by Accenture plc.” If the articles of association of Accenture plc did not contain Article 5(b)(iv), repurchases by Accenture plc would be subject to many of the same rules that apply to purchases of Accenture plc shares by subsidiaries described below under “—Purchases by Subsidiaries of Accenture plc,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Article 5(c)(iv) of Accenture plc’s articles of association provides that we may, at our option, redeem at any time any of our Class X ordinary shares subject to the requirements of the Irish Companies Acts. Except where otherwise noted, when we refer elsewhere in this Description of Accenture plc Share Capital to repurchasing or buying back Accenture plc Class A or Class X ordinary shares, we are referring to the redemption of Class A ordinary shares by Accenture plc pursuant to Article 5(b)(iv) of the articles of association, the redemption of Class X ordinary shares by Accenture plc pursuant to Article 5(c)(iv) of the articles of association or the purchase of Accenture plc ordinary shares by a subsidiary of Accenture plc, in each case in accordance with the Accenture plc articles of association and Irish law as described below.
Repurchases and Redemptions by Accenture plc
Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described above under “—Dividends”) or the proceeds of a new issue of shares for that purpose. The issue of redeemable shares may only be made by Accenture plc where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Accenture plc. All redeemable shares must also be fully paid, and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval will not be required to redeem Accenture plc shares, and these shares are redeemable at the option of Accenture plc.
The Board of Directors of Accenture plc will also be entitled to issue preferred shares, which may be redeemed at the option of either Accenture plc or the shareholder, depending on the terms of such preferred shares.
Repurchased and redeemed Class A ordinary shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Accenture plc at any time must not exceed 10% of the nominal value of the issued share capital of Accenture plc. While Accenture plc holds shares as treasury shares, it cannot exercise any voting rights in respect of those shares. Treasury shares may be cancelled by Accenture plc or re-issued subject to certain conditions.
Purchases by Subsidiaries of Accenture plc
Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase Accenture plc shares either on-market or off-market. A general authority of the shareholders of Accenture plc is required to allow a subsidiary of Accenture plc to make on-market purchases of Accenture plc shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Accenture plc shares is required. Accenture plc’s authority was renewed by shareholders at the annual general meeting in 2013 for a period of 18 months, expiring on August 6, 2014, unless renewed at the annual general meeting in 2014. Accenture plc will seek to renew such general authority, which must expire no later than 18 months after the date on which it was granted, at the next annual general meeting of Accenture plc in 2014 and at subsequent annual general meetings. In order for a subsidiary of Accenture plc to make an on-market purchase of Accenture plc’s shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the Accenture plc Class A ordinary shares are listed, is a recognized stock exchange.
For an off-market purchase by a subsidiary of Accenture plc, the proposed purchase contract must be authorized by special resolution of the shareholders of Accenture plc before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution, and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Accenture plc.
The number of shares held by the subsidiaries of Accenture plc at any time will count as treasury shares for the purposes of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Accenture plc. While a subsidiary holds Accenture plc shares, it cannot exercise any voting rights in respect of those shares. The acquisition of the Accenture plc shares by a subsidiary must be funded out of distributable reserves of the subsidiary.
Existing Share Repurchase Program
Because repurchases of Accenture plc Class A ordinary shares by Accenture plc will technically be effected as a redemption of those shares pursuant to Article 5(b)(iv) of the articles of association, separate shareholder approval for such repurchases will not be required.

Bonus Shares
Under Accenture plc’s articles of association, the Board of Directors may resolve to capitalize any amount credited to any reserve or fund available for distribution or the share premium account of Accenture plc for issuance and distribution to shareholders as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.
Consolidation and Division; Subdivision
Under its articles of association, Accenture plc may by ordinary resolution of its Class A and Class X ordinary shareholders, voting as a single class, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its articles of association.
Reduction of Share Capital
Accenture plc may, by ordinary resolution, reduce its authorized share capital. Accenture plc also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital.
Meetings of Shareholders
Accenture plc is required to hold an annual general meeting in each calendar year within 15 months of its previous annual general meeting and no more than nine months after Accenture plc’s fiscal year-end. An annual general meeting may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting. At any annual general meeting, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Board of Directors or (b) by any member entitled to vote at such meeting who complies with the procedures set forth in the articles of association.
Extraordinary general meetings of Accenture plc may be convened by (a) the Board of Directors, (b) on requisition of the shareholders holding not less than 10% of the paid up share capital of Accenture plc carrying voting rights or (c) on requisition of Accenture plc’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Accenture plc as may be required from time to time. At any extraordinary general meeting, only such business shall be conducted as is set forth in the notice thereof.
Notice of a general meeting must be given to all shareholders of Accenture plc and to the auditors of Accenture plc. The minimum notice periods under Irish law are 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. Accenture plc’s articles of association provide a minimum notice period of 30 days for an annual general meeting or an extraordinary general meeting to approve a special resolution. Accenture plc’s articles of association provide for a minimum notice period of 14 days’ notice for all other extraordinary general meetings reflecting these requirements of Irish law.
In the case of an extraordinary general meeting convened by shareholders of Accenture plc, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the Board of Directors has 21 days to convene a meeting of Accenture plc’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Board of Directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.
The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors; the appointment of auditors; and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.
If the directors become aware that the net assets of Accenture plc are half or less of the amount of Accenture plc’s share capital and share premium, the directors of Accenture plc must convene an extraordinary general meeting of Accenture plc’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.
Directors
Directors are elected by the affirmative vote of a majority of the votes cast by shareholders. Shareholders do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to the Accenture plc Class A and Class X ordinary shares will, as a practical matter, be entitled to control the election of all directors. Any nominee for director who does not receive a majority of the votes cast is not elected to the Board of Directors. Holders of Class A and Class X ordinary shares are entitled to one vote per each such share at all meetings at which directors are elected. Accenture plc’s articles of association provide for a minimum number of directors of eight and a maximum of 15. If at any time the number of directors falls below the minimum, the remaining directors may act only for the purposes of appointing additional directors to satisfy the requirements of the articles of association with respect to the minimum number of directors.
Prior to February 9, 2012, the articles of association of Accenture plc provided for a classified Board of Directors divided into three classes based upon the cycle of the directors’ respective terms in office. On February 9, 2012, at Accenture plc’s annual general meeting of shareholders, shareholders approved an amendment to the articles of association to provide for the phased-in declassification of the Board of Directors and the annual election of all directors who are re-appointed beginning at the 2013 annual general meeting of shareholders. Accordingly, the directors who were re-appointed at the 2013 annual general meeting of shareholders were elected for one-year terms and are no longer designated by class, and the directors elected at each subsequent annual general meeting of shareholders will no longer be designated by class. Beginning with the 2015 annual general meeting of shareholders, and at each annual general meeting of shareholders thereafter, the entire Board of Directors of Accenture plc will be elected annually.
Accenture plc’s articles of association provide that a director may be removed with or without cause at the request of not less than 75% of the other directors.
Voting
All votes at a general meeting will be decided by way of poll. Every shareholder shall, on a poll, have one vote for each Class A or Class X ordinary share that he or she holds as of the record date for the meeting (and, except as otherwise provided by the Irish Companies Acts or Accenture plc’s memorandum and articles of association, the holders of Class A and Class X ordinary shares shall vote as a single class). Voting rights on a poll may be exercised by shareholders registered in Accenture plc’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in the manner prescribed by Accenture plc’s articles of association. The articles of association of Accenture plc permit the appointment of proxies by the shareholders to be notified to Accenture plc electronically.
Except where a greater majority is required by Irish law or Accenture plc’s memorandum and articles of association, any question proposed for consideration at any general meeting of Accenture plc or of any class of shareholders shall be decided by a simple majority of the votes cast by shareholders entitled to vote at such meeting.
In accordance with the articles of association of Accenture plc, the directors of Accenture plc may from time to time cause Accenture plc to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).
Treasury shares and shares of Accenture plc held by subsidiaries of Accenture plc will not be entitled to vote at general meetings of shareholders.
Irish law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Accenture plc’s shareholders at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of Accenture plc’s shareholders cast at a general meeting. Examples of matters requiring special resolutions include:

•	Amending the objects of Accenture plc;

•	Amending the articles of association of Accenture plc;

•	Approving the change of name of Accenture plc;

•	Authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	Opting out of pre-emption rights on the issuance of new shares;

•	Re-registration of Accenture plc from a public limited company as a private company;

•	Purchase of own shares off-market;

•	Reduction of share capital;

•	Resolving that Accenture plc be wound up by the Irish courts;

•	Resolving in favor of a shareholders’ voluntary winding-up;

•	Re-designation of shares into different share classes;

•	Setting the re-issue price of treasury shares; and

•	Mergers with companies incorporated in the European Union (as described below).
A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the approval of: (a) not less than 75% by value of the voting members of each class of shares participating in the scheme of arrangement; and (b) more than 50% in number of the voting members of each class of shares participating in the scheme of arrangement, at a meeting called to approve the scheme.
Variation of Rights Attaching to a Class or Series of Shares
Variation of all or any special rights attached to any class of Accenture plc shares is addressed in the articles of association of Accenture plc as well as the Irish Companies Acts. Any variation by Accenture plc of class rights attaching to the issued Accenture plc shares must also be approved by a special resolution of the shareholders of the class affected or by the written consent of the holders of not less than 75% of the shareholders of the class affected.
Amendment of Governing Documents
Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders. In addition, Paragraph 6 of the memorandum of association of Accenture plc provides that any amendment to that paragraph and to the provisions of Accenture plc’s articles of association relating to mergers; any sale, lease or exchange by Accenture plc of all or substantially all of its property or assets; and the appointment and removal of directors, which are not approved by Accenture plc’s Board of Directors, must be approved by shareholders holding not less than 80% of Accenture plc’s issued and outstanding voting shares.
Quorum for General Meetings
The presence of three shareholders, in person or by proxy and having the right to attend and vote at the meeting, and of the holders of more than 50% of the Accenture plc ordinary shares outstanding constitutes a quorum for the conduct of business (provided that, if Accenture plc has only one shareholder, one shareholder present in person or by proxy will constitute a quorum). No business may take place at a general meeting of Accenture plc if a quorum is not present in person or by proxy. The Board of Directors has no authority to waive quorum requirements stipulated in the articles of association of Accenture plc. Abstentions and broker “non-votes” will be counted as present for purposes of determining whether there is a quorum in respect of the proposals. A broker “non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.
Inspection of Books and Records
Under Irish law, shareholders have the right to: (a) receive a copy of the memorandum and articles of association of Accenture plc and any act of the Irish Government which alters the memorandum of association of Accenture plc; (b) inspect and obtain copies of the minutes of general meetings and resolutions of Accenture plc; (c) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Accenture plc; (d) receive copies of balance sheets and directors’ and auditors’ reports that have previously been sent to shareholders prior to an annual general meeting; and (e) receive balance sheets of a subsidiary company of Accenture plc that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of Accenture plc will also have the right to inspect all books, records and vouchers of Accenture plc. The auditors’ report must be circulated to the shareholders with Accenture plc’s financial statements prepared in accordance with Irish law at least 21 days before the annual general meeting and must be read to the shareholders at Accenture plc’s annual general meeting.
Accenture plc’s Board of Directors has adopted a resolution providing that its shareholders have the right to inspect, at a principal place of business in the United States, copies of certain of our books and records, including shareholder names, addresses, and shareholdings in accordance with the terms set forth in the Model Business Corporation Act, as that act may be amended from time to time. If the Model Business Corporation Act does not provide access to the shareholder names, addresses and shareholdings, these books and records will be made available for inspection by our shareholders for purposes properly related to their status as shareholders.

Acquisitions
There are a number of mechanisms for acquiring an Irish public limited company, including:

(a)
a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the approval of: (i) not less than 75% by value of the voting members of each class of shares participating in the scheme of arrangement; and (ii) more than 50% in number of the voting members of each class of shares participating in the scheme of arrangement, at a meeting called to approve the scheme;

(b)
through a tender offer by a third party for all of the Accenture plc shares. Where the holders of 80% or more of a class of Accenture plc’s shares have accepted an offer for their shares in Accenture plc, the remaining shareholders in that class may be statutorily required to also transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders in that class also have a statutory right to require the bidder to acquire their shares on the same terms. If Accenture plc shares were listed on the Irish Stock Exchange or another regulated stock exchange in the EU, this threshold would be increased to 90%; and

(c)	through a merger with an EU-incorporated company under the EU Cross Border Merger Directive 2005/56. Such a merger must be approved by a special resolution.
Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, Accenture plc’s articles of association provide that the approval of (a) the Board of Directors by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (b) a shareholder resolution passed by a majority of votes cast on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.
Appraisal Rights
Generally, under Irish law, shareholders of an Irish company do not have appraisal rights. Under the EC (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as Accenture plc and a company incorporated in the European Economic Area, a shareholder (a) who voted against the special resolution approving the merger or (b) of a company in which 90% of the shares is held by the other company the party to the merger of the transferor company, has the right to request that the company acquire its shares for cash.
Disclosure of Interests in Shares
Under the Irish Companies Acts, there is a notification requirement for shareholders who acquire or cease to be interested in 5% of any class of voting shares of an Irish public limited company. A shareholder of Accenture plc must therefore make such a notification to Accenture plc if as a result of a transaction the shareholder will be interested in 5% or more of the Accenture plc Class A ordinary shares or 5% or more of the Accenture plc Class X ordinary shares; or if as a result of a transaction, a shareholder who was interested in more than 5% of the relevant class of Accenture plc shares ceases to be so interested. Where a shareholder is interested in more than 5% of the Accenture plc Class A ordinary shares or 5% or more of the Accenture plc Class X ordinary shares, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Accenture plc. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the relevant class of share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to Accenture plc within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in Accenture plc concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.
In addition to the above disclosure requirement, Accenture plc, under the Irish Companies Acts, may by notice in writing require a person whom Accenture plc knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Accenture plc’s relevant share capital to: (a) indicate whether or not it is the case; and (b) where such person holds or has during that time held an interest in the Accenture plc shares, to give such further information as may be required by Accenture plc, including particulars of such person’s own past or present interests in Accenture plc shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Accenture plc on a person who is or was interested in Accenture plc shares and that person fails to give Accenture plc any information required within the reasonable time specified, Accenture plc may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

(a)	any transfer of those shares, or in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

(b)	no voting rights shall be exercisable in respect of those shares;

(c)	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment shall be made of any sums due from Accenture plc on those shares, whether in respect of capital or otherwise.
Where shares in Accenture plc are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.
Anti-Takeover Provisions
Accenture plc’s articles of association provide that any merger of Accenture plc and another company requires the approval of (a) the Board of Directors by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (b) an ordinary resolution of shareholders in addition to any other sanction required by applicable law, such as the EC (Cross-Border Mergers) Regulations 2008 described above.
Irish Takeover Rules and Substantial Acquisition Rules
A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Accenture plc will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.
General Principles
The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•
in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer;

•
the board of a company must act in the interests of the company as a whole. If the board of the target company advises the holders of securities in regards to the offer it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	false markets in the securities of the target company or any other company concerned by the offer must not be created;

•	a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered;

•
a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

•
a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Offer
If an acquisition of shares were to increase the aggregate holding of an acquirer and its concert parties to shares carrying 30% or more of the voting rights in Accenture plc, the acquirer and, depending on the circumstances, its concert parties would be mandatorily required (except with the consent of the Irish Takeover Panel) to make a cash offer for the remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in Accenture plc if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12 month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a company is not subject to this rule.
Voluntary Offer; Requirements to Make a Cash Offer and Minimum Price Requirements
A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties acquires Accenture plc shares of the same class as the shares that are the subject of the voluntary offer within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for Accenture plc shares of that class by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.
If the bidder or any of its concert parties has acquired Accenture plc shares of the same class as the shares that are the subject of the voluntary offer (a) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total shares the subject of the voluntary offer or (b) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per share shall be not less than the highest price paid by the bidder or its concert parties for shares (of the class of shares the subject of the voluntary offer) during, in the case of (a), the period of 12 months prior to the commencement of the offer period and, in the case of (b), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total shares of the class of shares the subject of the offer in the 12 month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.
An offer period will generally commence from the date of the first announcement of the offer or proposed offer.
Substantial Acquisition Rules
The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Accenture plc. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Accenture plc is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Accenture plc and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
Frustrating Action
Under the Irish Takeover Rules, the Board of Directors of Accenture plc is not permitted to take any action that might frustrate an offer for the Accenture plc shares once the Board of Directors has received an approach that may lead to an offer or has reason to believe an offer is imminent, except as noted below. Potentially frustrating actions such as (a) the issue of shares, options or convertible securities, (b) material disposals, (c) entering into contracts other than in the ordinary course of business or (d) any action, other than seeking alternative offers, that may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the Board of Directors has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by Accenture plc’s shareholders at a general meeting; or

(b)	with the consent of the Irish Takeover Panel where:

(i)	the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

(ii)	the holders of at least 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	in accordance with a contract entered into prior to the announcement of the offer; or

(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Corporate Governance
The articles of association of Accenture plc allocate authority over the management of Accenture plc to the Board of Directors. The Board of Directors may then delegate management of Accenture plc to committees of the Board of Directors, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the business and affairs of Accenture plc. Accenture plc’s Board of Directors includes an Audit Committee, a Compensation Committee, a Nominating & Governance Committee and a Finance Committee. Accenture plc’s Board of Directors has also adopted Corporate Governance Guidelines. The Board of Directors may create new committees or change the responsibilities of existing committees from time to time, subject to applicable law.
Accenture plc’s Board of Directors has adopted resolutions providing, among other things, that:

(a)
Accenture’s directors and officers will occupy a fiduciary relationship with Accenture plc and our shareholders and these directors and officers, in performing their duties, will act in good faith in a manner that a director or officer believes to be in our best interest and in the best interest of our shareholders, as that standard of care is interpreted by the courts;

(b)
Accenture’s shareholders may bring derivative proceedings on behalf of Accenture plc, if those derivative proceedings are brought on a basis and under the terms set forth in the Model Business Corporation Act as it is interpreted by, or required by, the courts; and

(c)	Accenture plc will consent to the jurisdiction, for any otherwise available cause of action by or on behalf of our shareholders, of all Delaware state courts and U.S. federal courts in Delaware.
Notwithstanding the passing of these resolutions, all substantive and procedural requirements of Irish law would have to be satisfied for any derivative proceedings or other legal actions to be brought in Ireland by a shareholder against Accenture plc or any of its directors or officers. In addition, there can be no assurance that Irish courts or courts in other jurisdictions would enforce court judgments obtained in the United States against Accenture plc or its directors in Ireland or in other countries where Accenture plc has assets.
Legal Name; Formation; Fiscal Year; Registered Office
The legal and commercial name of Accenture plc is Accenture public limited company. Accenture plc was incorporated in Ireland as a public limited company on June 10, 2009 with company registration number 471706. Accenture plc’s fiscal year ends on August 31, and Accenture plc’s registered address is 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland.
Duration; Dissolution; Rights upon Liquidation
Accenture plc’s duration is unlimited. Accenture plc may be dissolved at any time by way of either a voluntary winding up or a creditors’ voluntary winding up. In the case of a voluntary winding up, approval is required by (a) the Board of Directors by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (b) a special resolution of shareholders. Accenture plc may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Accenture plc has failed to file certain returns.
The rights of the shareholders to a return of Accenture plc’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in Accenture plc’s articles of association or the terms of any preferred shares issued by the directors of Accenture plc from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Accenture plc. If the articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Accenture plc’s articles provide that Class A ordinary shareholders of Accenture plc are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares. Class X ordinary shareholders of Accenture plc are not entitled to participate in a winding up.
Uncertificated Shares
Holders of Accenture plc ordinary shares will not have the right to require Accenture plc to issue certificates for their shares. Accenture plc currently intends to issue only uncertificated ordinary shares unless certificated shares are required by any stock exchange, a recognized depository, any operator of any clearance, settlement system or law.

Stock Exchange Listing
Accenture plc Class A ordinary shares are listed on the NYSE under the symbol “ACN.” We do not intend to list Accenture plc Class A ordinary shares on the Irish Stock Exchange or any other stock exchange. We do not intend to list Accenture plc Class X ordinary shares on any stock exchange.
No Sinking Fund
The ordinary shares have no sinking fund provisions.
No Liability for Further Calls or Assessments
All issued and outstanding ordinary shares are duly and validly issued, fully paid and non-assessable.
Transfer and Registration of Shares
Accenture plc’s share register is maintained by its transfer agent. Registration in this share register will be determinative of membership in Accenture plc. A shareholder of Accenture plc who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Accenture plc’s official share register, as the depository or other nominee will remain the record holder of such shares.
A written instrument of transfer is required under Irish law in order to register on Accenture plc’s official share register any transfer of shares (a) from a person who holds such shares directly to any other person, (b) from a person who holds such shares beneficially to a person who holds such shares directly, or (c) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also is required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Accenture plc’s official Irish share register.
Accenture plc does not intend to pay any stamp duty. However, Accenture plc’s articles of association allow Accenture plc, in its absolute discretion, to pay any stamp duty payable by a buyer. In the event of any such payment, Accenture plc may (a) seek reimbursement from the transferee (at our discretion), (b) set-off the amount of the stamp duty against future dividends payable to the transferee (at our discretion), and (c) impose a lien against the Accenture plc Class A ordinary shares on which we have paid stamp duty. Any transfer of Accenture plc Class A ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is executed by or on behalf of the seller, is duly stamped and is provided to our transfer agent.
Accenture plc Class X ordinary shares are not transferable by their holders, unless the Class X ordinary shareholder has received the prior written consent of Accenture plc to the proposed transfer to the proposed transferee.
The directors of Accenture plc have general discretion to decline to register an instrument of transfer unless the transfer is in respect of one class of share only or, as in the case of Class X ordinary shares, such transfer would violate the terms of an agreement to which Accenture plc or any of its subsidiaries and the transferor are subject.
Enforcement of Civil Liabilities Against Foreign Persons
Accenture plc has been advised by its Irish counsel that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:

•	The judgment must be for a definite sum;

•	The judgment must be final and conclusive; and

•	The judgment must be provided by a court of competent jurisdiction.
An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.

Transfer Agent and Registrar
Computershare Trust Company, N.A. serves as transfer agent and branch registrar for the Class A ordinary shares in the United States. Computershare Investor Services (Ireland) Limited serves as principal registrar for the Class A ordinary shares in Ireland.

RIGHTS OF HOLDERS OF ACCENTURE PLC CLASS A ORDINARY SHARES
COMPARED TO RIGHTS OF HOLDERS OF ACCENTURE PLC CLASS X
ORDINARY SHARES AND SCA CLASS I COMMON SHARES
Accenture SCA is a Luxembourg partnership limited by shares. The rights of its shareholders are governed by Luxembourg law and Accenture SCA’s articles of association. Accenture plc is a public limited company under the Irish Companies Acts. The rights of our shareholders are governed by Irish law and our memorandum and articles of association. The Irish Companies Acts differ in some material respects from laws generally applicable to United States corporations and their shareholders. Certain of the provisions of our memorandum and articles of association and Irish law described below may make it relatively more difficult for our shareholders to protect their interests or initiate or undertake any change of control of us.
The following comparison summarizes the material differences under applicable law and relevant charter documents between the rights of holders of our Class A ordinary shares and your rights as holders of SCA Class I common shares and our Class X ordinary shares if you hold such Class X ordinary shares, but is not intended to describe all of the differences. The comparison is intended to assist you, as holders of SCA Class I common shares and our Class X ordinary shares, if applicable, in understanding how your investment will be changed if you receive our Class A ordinary shares upon redemption of your SCA Class I common shares. When reading this comparison, you should refer to our memorandum and articles of association and the articles of association of Accenture SCA for complete information.

Accenture plc	Accenture SCA

Authorized Share Capital

Our authorized share capital is set out above in “—Description of Share Capital.”

Accenture plc has the authority to issue authorized but unissued Class A ordinary shares, or undesignated shares. The undesignated shares may be designated and issued as preferred shares, without further vote or action by our shareholders up to the maximum number authorized.

As a matter of Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution. Because of this requirement of Irish law, the articles of association of Accenture plc authorize the Board of Directors of Accenture plc to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of Accenture plc’s current articles of association.

The authorized share capital may be increased or reduced by way of an ordinary resolution of Accenture plc’s shareholders. The shares comprising the authorized share capital of Accenture plc may be divided into shares of such par value as the resolution shall prescribe. Accenture plc also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital.

As a matter of Luxembourg law, the general partner may, pursuant to a specific wording inserted for that purpose in the articles of association of SCA and within the scope of the authorized share capital determined by the general meeting of its shareholders, decide to increase the issued share capital (and to issue new shares).

The authorized share capital of Accenture SCA is currently set at 50,000,000,000 euros consisting of: 40,000,000,000 Class I common shares, each with a par value of one euro and twenty-five cent.

The amount of the authorized share capital of Accenture SCA includes the issued and outstanding capital of Accenture SCA.

The authorization is granted for a maximum period of five years starting either from the date of publication of the deed of incorporation or from the date of the last deed amending the articles of association in that respect and limited as to the amount of the increase. The authorization may be renewed.

The shareholders of Accenture SCA last renewed the authorized share capital at the extraordinary shareholders’ meeting held in Luxembourg on November 16, 2009. The general partner of Accenture SCA is authorized, without further shareholder action, to issue additional Accenture SCA shares up to the maximum number authorized, given that the authorized capital includes the issued and outstanding capital of Accenture SCA.

Accenture plc’s articles of association entitle the Board of Directors, without shareholder approval, to determine the terms of the undesignated shares issued by Accenture plc. The Accenture plc Board of Directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of preferred shares through the issue of the authorized but unissued undesignated shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Under Irish law and the memorandum and articles of association of Accenture plc, there are no limitations on the right of nonresidents of Ireland or owners who are not citizens of Ireland to hold or vote shares of Accenture plc.
At April 18, 2013, we directly or indirectly owned approximately 94% of the outstanding Accenture SCA shares in terms of voting interests.

Voting Rights

Except where a greater majority is required by Irish law or Accenture plc’s memorandum and articles of association, any question proposed for consideration at any general meeting of Accenture plc or of any class of shareholders shall be decided by a simple majority of the votes cast by shareholders entitled to vote at such meeting and all resolutions put to the Shareholders will be decided on a poll vote.

At a poll during a general meeting, every shareholder shall have one vote for each Class A ordinary share or Class X ordinary share that he or she holds as of the record date for the meeting (and, except as otherwise provided by the Irish Companies Acts or Accenture plc’s memorandum and articles of association, the holders of Class A ordinary shares and Class X ordinary shares shall vote as a single class). Voting rights on a poll may be exercised by shareholders registered in Accenture plc’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by Accenture plc’s articles of association. The articles of association of Accenture plc permit the appointment of proxies by the shareholders to be notified to Accenture plc electronically.

In accordance with the articles of association of Accenture plc, the directors of Accenture plc may from time to time cause Accenture plc to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

Treasury shares and shares of Accenture plc held by subsidiaries of Accenture plc will not be entitled to vote at general meetings of shareholders.

Holders of SCA Class I common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders.

Under Luxembourg law, shareholder action can generally be taken by a simple majority of shares present or represented, without regard to any minimum quorum requirements. The following matters, however, require a quorum of half of Accenture SCA’s issued and outstanding shares (such quorum is not required in the context of a second shareholder meeting which is convened after a quorum could not be reached at a first meeting) and the approval of two-thirds of those shares, voting as a single class, represented and voting at the meeting:

•	an amendment of Accenture SCA’s articles of association;
•	a dissolution and liquidation (special majority requirements may apply if a company’s share capital will be lost to an extent of 75% or more) of Accenture SCA;
•	the setting of the authorized share capital and the authorization given to Accenture SCA’s general partner to increase Accenture SCA’s share capital within the limits of the authorization;
•	a decrease of Accenture SCA’s share capital; and
•	the sale of all or substantially all of Accenture SCA’s assets.
The following matters require a unanimous resolution of all the shareholders of Accenture SCA:
•	the redomestication of Accenture SCA (i.e., its migration) by the change of the nationality of Accenture SCA; and
•	the assessment of the shareholders (which means an increase of the shareholders’ original commitments).
The approval of Accenture SCA’s general partner is also required for all matters subject to a vote of the shareholders.

Irish law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Accenture plc’s shareholders at a general meeting. Examples of matters requiring special resolutions include:

Holders of SCA Class I common shares, other than in respect of shares held by Accenture, generally also hold an equivalent number of our Class X ordinary shares entitling them to vote, along with holders of our Class A ordinary shares, on matters submitted to a vote of our shareholders. A corresponding number of your Accenture plc Class X ordinary shares may be repurchased at par value upon any redemption of your SCA Class I common shares. See “Redemption of SCA Class I Common Shares” for additional information.

•	Amending the objects of Accenture plc;
•	Amending the articles of association of Accenture plc;
•	Approving the change of name of Accenture plc;
•	Authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;
•	Opting out of pre-emption rights on the issuance of new shares;
•	Re-registration of Accenture plc from a public limited company as a private company;
•	Variation of class rights attaching to classes of shares;
•	Purchase of own shares off-market;
•	Reduction of share capital;
•	Resolving that Accenture plc be wound up by the Irish courts;
•	Resolving in favor of a shareholders’ voluntary winding-up;
•	Re-designation of shares into different share classes;
•	Setting the re-issue price of treasury shares; and
•	Mergers with companies incorporated in the European Union.
A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of: (1) 75% by value of the voting Class A ordinary shareholders and Class X ordinary shareholders, voting as separate classes; and (2) more than 50% in number of the voting Class A ordinary shareholders and Class X ordinary shareholders, voting as separate classes, at a meeting called to approve the scheme.

The presence of three shareholders, in person or by proxy and having the right to attend and vote at the meeting, and of the holders of more than 50% of the Accenture plc ordinary shares outstanding constitutes a quorum for the conduct of business.

Dividend Rights

Each Class A ordinary share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which our Board of Directors from time to time determines to declare, subject to any preferred dividend rights of any preferred shares. Class X ordinary shares are not entitled to dividends.

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of Accenture plc less accumulated realized losses of Accenture plc. In addition, no distribution or dividend may be made unless the net assets of Accenture plc are equal to, or in excess of, the aggregate of Accenture plc’s called up share capital plus undistributable reserves and the distribution does not reduce Accenture plc’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Accenture plc’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Accenture plc’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The general partner of Accenture SCA proposes how the annual net profits of Accenture SCA are disposed of and has, in accordance with the relevant provisions of the articles of association, the authority to decide to pay interim dividends. The approval of Accenture SCA’s shareholders at the annual general meeting is required to approve the general partner’s decision to pay ordinary dividends as well as for the profit allocation proposed by the general partner.

Accenture SCA is required under Luxembourg law to transfer 5% of its annual net profits to a non-distributable legal reserve until the reserve amounts to 10% of Accenture SCA’s issued share capital.

Accenture plc’s articles of association authorize the directors to declare such dividends as appear justified from the profits of Accenture plc without the approval of the shareholders at a general meeting. The Board of Directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. While the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of cash or non-cash assets.

Holders of Class X ordinary shares are not entitled to receive dividends and are not entitled to be paid any amount upon a winding-up of Accenture plc.

Pre-emptive Rights

Under Irish law, Accenture plc shareholders have certain statutory pre-emption rights to subscribe for any new shares issued by Accenture plc for cash consideration. However, Accenture plc has opted out of these pre-emption rights in its articles of association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, Accenture plc’s articles of association provide that this opt-out must be so renewed. A special resolution requires not less than 75% of the votes of Accenture plc’s shareholders cast at a general meeting. If the opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders of Accenture plc pro rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution).

Under Luxembourg law, Accenture SCA shareholders generally have pre-emptive rights to subscribe for any new shares issued by Accenture SCA for cash consideration. However, the general partner of Accenture SCA is authorized in the context of the authorized share capital in its discretion, to waive or limit any such preferential rights. The general partner currently has the authority to waive entirely or partially or to limit, or to set conditions in respect of, any preferential subscription rights of the existing shareholders and to determine the amount of issue premium (if any) which will have to be paid by the subscriber(s) in the context of any capital increase. Unless renewed, that authority will expire on November 17, 2014.

Redemption of Shares

Our Class A ordinary shares can be repurchased by agreement between us and the relevant Class A ordinary shareholder. Accenture plc’s articles of association provide that any Class A ordinary share which Accenture plc has acquired or agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of Class A ordinary shares by Accenture plc will technically be effected as a redemption of those shares. We may, at our option, redeem at any time any of our Class X ordinary shares for a redemption price equal to the par value of our Class X ordinary shares. We have agreed with each Accenture Leader who holds our Class X ordinary shares, however, not to redeem any such Class X ordinary shares held by that Accenture Leader if the redemption would reduce the number of the Class X ordinary shares held by that Accenture Leader to a number that is less than the number of SCA Class I common shares or Accenture Canada Holdings Inc. exchangeable shares owned by that Accenture Leader.

Subject to restrictions on redemption contained in Accenture SCA’s articles of association and any contractual restrictions on redemption applicable to a holder, SCA Class I common shares are, subject to the accomplishment of certain formalities, redeemable at the option of the holder by the giving of irrevocable notice of an election for redemption to Accenture SCA. The redemption price is payable in cash or, at the election of Accenture SCA, in our Class A ordinary shares. See “Redemption of SCA Class I Common Shares” for additional information.

Share Conversions

Our Class A ordinary shares and our Class X ordinary shares are not convertible.	SCA Class I common shares are not convertible.

Management

Our Board of Directors manages our business and affairs.

The Board of Directors may then delegate management of Accenture plc to committees of the Board of Directors, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the business and affairs of Accenture plc.

Accenture SCA is managed by its general partner.

The general partner may then delegate specific management functions of Accenture SCA to executives or to a management team, but regardless, the general partner will remain responsible, as a matter of Luxemburg law, for the proper management of the affairs of Accenture SCA.

Fiduciary Duties of Directors/General Partner

The directors of Accenture plc have certain statutory and fiduciary duties owed to the Company. The principal directors’ duties include the common law fiduciary duties of good faith and exercising due care and skill.

The articles of association of Accenture plc provide that a director, in taking action, including an action that may involve or relate to a change in control or potential change of control of Accenture plc, may, but is not required to, consider, among other things, the effects that the action may have on other interests or persons, including Accenture Leadership, retired Accenture Leadership and employees and the communities in which Accenture does business, as long as the director acts honestly and in good faith with a view to our best interests. Accenture plc’s Board of Directors has adopted a resolution providing that our directors and officers will occupy a fiduciary relationship with Accenture plc and its shareholders and these directors and officers, in performing their duties, will act in good faith in a manner that a director or officer believes to be in the best interests of Accenture plc and its shareholders, as that standard of care is interpreted by the courts.
Under Luxembourg law, the general partner if acting in such capacity is an agent of Accenture SCA and as an agent owes fiduciary duties principally to Accenture SCA.

Liability and Indemnification of Directors and Officers

If a director or officer of an Irish company is found to have breached his or her fiduciary duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. Accenture plc’s articles of association contain indemnification and expense advancement provisions for persons who are not directors, the secretary or assistant secretaries of Accenture plc. Accenture plc’s articles of association also confer a more limited indemnity on its directors, secretary and assistant secretaries for certain costs and discharge the liability of a director, the secretary or assistant secretary where judgment is given in favor of the director, secretary or assistant secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director, secretary or assistant secretary acted honestly and reasonably and ought fairly to be excused. This restriction does not apply to executives who are not directors, the secretary or assistant secretaries of Accenture plc. Any provision which seeks to indemnify a director, secretary or assistant secretary of an Irish company over and above this shall be void under Irish law, whether contained in its articles of association or any contract between the director and the company.

The general partner is liable for all of Accenture SCA’s liabilities that cannot be satisfied out of its assets.

Under Luxembourg law, the imposition of civil liability on the general partner for deficiencies in the performance of its duties as general partner of Accenture SCA to Accenture SCA, its shareholders and to third parties for deficiencies in its performance of its role as supervisor of Accenture SCA’s accounts and other duties as described in Accenture SCA’s articles of association, could be considered to be a matter of public policy. It is possible that Luxembourg courts would declare void an explicit or even implicit contractual limitation on our liability to Accenture SCA. However, Accenture SCA may, subject to the fulfillment of certain conditions, validly indemnify the general partner against the consequences of liability actions brought by third parties, including shareholders, if such shareholders have suffered a damage which is independent of and distinct from the damage caused to Accenture SCA.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

In accordance with Irish law, Accenture plc has taken out directors and officers liability insurance, as well as other types of insurance, for our directors and officers.

In addition, Accenture International Sàrl has entered into indemnification agreements with each of Accenture plc’s directors, secretary and assistant secretaries providing for the indemnification of, and advancement of expenses to, these persons.

Classification of Board; Number of Directors; Election of Directors; Filling of Vacancies; Removal of Directors and General Partner

The Irish Companies Acts provide for a minimum of two directors. Accenture plc’s articles of association provide for a minimum of eight directors and a maximum of 15 directors. The shareholders of Accenture plc may from time to time increase or reduce the maximum number, or increase or reduce the minimum number, of directors by ordinary resolution.

Our Board of Directors determines the number of directors within the range of eight to 15.

The election of our directors is determined by a majority of the votes cast at the annual general meeting or at any extraordinary general meeting at which the relevant directors are elected. Our shareholders do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our ordinary shares will, as a practical matter, be entitled to control the election of all directors.

Any nominee for director who does not receive a majority of the votes cast is not elected to the Board of Directors. Holders of Class A and Class X ordinary shares are entitled to one vote for each share at all meetings at which directors are elected. Accenture plc’s articles of association provide for a minimum number of directors of eight. If at any time the number of directors falls below the minimum, the remaining directors may act only for the purposes of appointing additional directors to satisfy the requirements of the articles of association with respect to the minimum number of directors.

Prior to February 9, 2012, the articles of association of Accenture plc provided for a classified Board of Directors divided into three classes based upon the cycle of the directors’ respective terms in office. On February 9, 2012, at Accenture plc’s annual general meeting of shareholders, shareholders approved an amendment to the articles of association to provide for the phased-in declassification of the Board of Directors and the annual election of all directors who are re-appointed beginning at the 2013 annual general meeting of shareholders. Accordingly, the directors who were re-appointed at the 2013 annual general meeting of shareholders were elected for one-year terms and are no longer designated by class, and the directors elected at each subsequent annual general meeting of shareholders will no longer be designated by class. Beginning with the 2015 annual general meeting of shareholders, and at each annual general meeting of shareholders thereafter, the entire Board of Directors of Accenture plc will be elected annually.

Our Board of Directors may appoint any person as an additional director or to fill a vacancy resulting from the resignation or termination of office of any director or as an additional director subject to the maximum in the articles of association until the next annual general meeting.

The shareholders have the ability to remove the general partner in accordance with the formal requirements applicable in respect of amendments of Accenture SCA’s articles of association. The removal, in principle, would require the consent of the general partner next to an amendment to Accenture SCA’s articles of association.

The Accenture plc articles of association provide that the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term. Additionally, Accenture plc’s articles of association provide that a director may be removed with or without cause at the request of not less than 75% of the other directors.

Director Nominations by Shareholders

The Irish Companies Acts provide that shareholders holding not less than 10% of the total voting rights may call an extraordinary general meeting for the purpose of considering director nominations or other proposals.

Accenture plc’s articles of association, however, contain advance notice requirements for shareholders to make nominations at annual general meetings. Under our articles of association, a shareholder must deliver to our secretary a notice executed by a shareholder (not being the person to be proposed) not less than 120 nor more than 150 days before the date of our proxy statement released to shareholders in connection with the prior year’s annual general meeting. The notice must contain (a) the name, age, business address and residence address of the person proposed to be nominated for election as a director, (b) the principal occupation or employment of such person, (c) the class, series and number of our shares which are beneficially owned by such person, (d) information which would, if he or she were so appointed, be required to be included in the company’s register of directors and officers and (e) all other information relating to such person that is required to be disclosed in solicitations for proxies for the election of directors pursuant to the SEC’s proxy rules, together with notice executed by such person of his or her willingness to serve as a director if so elected.

As a general matter of Luxembourg law, it is possible for a shareholder or a shareholder group representing at least 10% of a company’s outstanding share capital to request that an agenda item or matter be put to a resolution of the shareholders. In such case, the general partner has the obligation to convene a shareholder meeting to be held within a month.

The general partner must be designated by the articles of association of Accenture SCA. Nomination of a new general partner can only be made in accordance with the formal requirements applicable in respect of amendments of Accenture SCA’s articles of association. This decision requires a quorum of half of Accenture SCA’s issued and outstanding shares and a two-thirds majority vote of the shares represented and voting.

New Business Proposals by Shareholders

The Irish Companies Acts provide that shareholders holding not less than 10% of the total voting rights may call an extraordinary general meeting for the purpose of considering director nominations or other proposals.

Only matters submitted with the consent of the general partner of Accenture SCA may be voted on at any meeting of Accenture SCA shareholders.

As a general matter of Luxembourg law, it is possible for a shareholder or a shareholder group representing at least 10% of a company’s outstanding share capital to request that an agenda item or matter be put to a resolution of the shareholders. In such case, the general partner has the obligation to convene a shareholder meeting to be held within a month.

Calling of Special General Meetings of Shareholders

Extraordinary general meetings of Accenture plc may be convened by (i) the Board of Directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Accenture plc carrying voting rights or (iii) on requisition of Accenture plc’s auditors upon their resignation.

In the case of an extraordinary general meeting convened by shareholders of Accenture plc, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the Board of Directors has 21 days to convene a meeting of Accenture plc’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Board of Directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.

If the directors become aware that the net assets of Accenture plc are half or less of the amount of Accenture plc’s called-up share capital, the directors of Accenture plc must convene an extraordinary general meeting of Accenture plc’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Luxembourg law provides that the general partner may call extraordinary meetings of shareholders. In addition, special general meetings can be called upon the request of a shareholder or shareholder group holding at least 10% of the outstanding share capital of a company and shall be held within a month.

Shareholder Action by Written Consent

The Irish Companies Acts provide for the ability of shareholders to consent to action without a meeting by way of a unanimous written resolution. Accenture plc’s articles of association provide that anything which may be done by resolution of Accenture plc at a general meeting may be done by resolution in writing, but only if it is signed by or on behalf of all of the shareholders entitled to attend and vote on the relevant resolution.
Shareholders may not act by written consent.

Amendment of Governing Documents

Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders.

In addition, Paragraph 6 of the memorandum of association of Accenture plc provides that any amendment to that paragraph and to the provisions of Accenture plc’s articles of association relating to mergers, any sale, lease or exchange by Accenture plc of all or substantially all of its property or assets and the appointment and removal of directors, which are not approved by Accenture plc’s Board of Directors, must be approved by shareholders holding not less than 80% of Accenture plc’s issued and outstanding voting shares.

Amendments to Accenture SCA’s articles of association must be approved by the general partner of Accenture SCA, and by a two-thirds majority (including shares held by the general partner) vote of shareholders, at a meeting at which a quorum of half of Accenture SCA’s issued and outstanding shares are present or represented.

Amalgamation, Discontinuance and Sale of All or Substantially All of Our Assets or the Assets of Accenture SCA

A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of: (1) not less than 75% by value of the voting Class A ordinary shareholders and Class X ordinary shareholders, voting as separate classes; and (2) more than 50% in number of the voting Class A ordinary shareholders and Class X ordinary shareholders, voting as separate classes, at a meeting called to approve the scheme.

If Accenture plc enters into a merger with an EU-incorporated company under the EU Cross Border Merger Directive 2005/56, such a merger must be approved by a special resolution. Under the EC (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as Accenture plc and a company incorporated in the European Economic Area, a shareholder (a) who voted against the special resolution approving the merger or (b) of a company in which 90% of the shares is held by the other company the party to the merger of the transferor company, has the right to request that the company acquire its shares for cash.

Accenture plc’s articles of association provide that the approval of (i) the Board of Directors by a resolution passed with the approval of a majority of those directors then in office and eligible to vote on that resolution and (ii) a shareholder resolution passed by a majority of votes cast on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.

Any amalgamation, dissolution and liquidation of Accenture SCA, or the sale of all or substantially all of its assets, requires the approval of the general partner of Accenture SCA, and the approval of two-thirds of the outstanding Accenture SCA shares represented and voting at a meeting where a quorum consisting of at least half of Accenture SCA issued and outstanding share capital that is entitled to vote is present or represented.

Rights on Liquidation

Accenture plc’s articles of association provide that the Class A ordinary shareholders of Accenture plc are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares. Class X ordinary shareholders of Accenture plc are not entitled to participate in a winding up. Accenture plc may be dissolved at any time by way of either a shareholders’ voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholders’ voluntary winding up, a special resolution of the shareholders of Accenture plc is required. Accenture plc may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Accenture plc has failed to file certain returns.

Upon any liquidation of Accenture SCA, each holder of Accenture SCA shares would be entitled, to the extent of the availability of funds or assets in sufficient amount, to the repayment of the nominal share capital amount and any other excess liquidation proceeds corresponding to the holder’s share holdings on a pro-rata basis.

Access to Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of Accenture plc and any act of the Irish Government which alters the memorandum of association of Accenture plc; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Accenture plc; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Accenture plc; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of a subsidiary company of Accenture plc which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of Accenture plc will also have the right to inspect all books, records and vouchers of Accenture plc. The auditors’ report must be circulated to the shareholders with Accenture plc’s Financial Statements prepared in accordance with Irish law, 21 days before the annual general meeting and must be read to the shareholders at Accenture plc’s annual general meeting.

Accenture plc’s Board of Directors has adopted a resolution, providing that its shareholders have the right to inspect, at a principal place of business in the United States, copies of certain of our books and records, including shareholder names, addresses, and shareholdings in accordance with the terms set forth in the Model Business Corporation Act, as that act may be amended from time to time. If the Model Business Corporation Act does not provide access to the shareholder names, addresses, and shareholdings, these books and records will be made available for inspection by our shareholders for purposes properly related to their status as shareholders.

The public has the right to inspect the public documents of a company available at the office of the Trade and Companies Register in Luxembourg. Certain publications of, amongst others, articles of association and amendments thereto are in addition published in the Official Gazette in Luxembourg. Fifteen days prior to the annual general meeting of shareholders, the shareholders have the right to inspect at Accenture SCA’s registered office certain documents, such as the balance sheet, the profit and loss statement, and any reports of the general partner or the external auditor.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have appraisal rights. Under the EC (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as Accenture plc and a company incorporated in the European Economic Area, a shareholder (a) who voted against the special resolution approving the merger or (b) of a company in which 90% of the shares is held by the other company the party to the merger of the transferor company has the right to request that the company acquire its shares for cash.

Shareholders of Accenture SCA have in principle no appraisal rights under Luxembourg law. However, in exceptional circumstances, the court may, among other remedies, appoint ad hoc auditors to examine the books and accounts of a company, to investigate specific matters and to prepare a report.

Shareholder Suits

In Ireland, the decision to institute proceedings is generally taken by a company’s Board of Directors who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of Accenture plc. In deciding whether a minority shareholder may be permitted to bring a derivative action, an Irish court will consider whether, unless the action is brought, a wrong committed against Accenture plc would otherwise go un-redressed.

The shareholders of Accenture plc may also bring proceedings against Accenture plc where the affairs of Accenture plc are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct which is burdensome, harsh or wrong. The conduct must relate to the internal management of Accenture plc. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

Accenture plc’s Board of Directors has adopted resolutions providing, among other things, that (a) its shareholders may bring derivative proceedings on behalf of Accenture plc, if those derivative proceedings are brought on a basis and under the terms set forth in the Model Business Corporation Act as it is interpreted by, or required by, the courts; and (b) Accenture plc will consent to the jurisdiction, for any otherwise available cause of action by or on behalf of our shareholders, of all Delaware state courts and U.S. federal courts in Delaware. Notwithstanding the passing of these resolutions, all substantive and procedural requirements of Irish law would have to be satisfied for any derivative proceedings or other legal actions to be brought in Ireland by a shareholder against Accenture plc or any of its directors or officers. In addition, there can be no assurance that Irish courts or courts in other jurisdictions would enforce court judgments obtained in the United States against Accenture plc or its directors in Ireland or in other countries where Accenture plc has assets.

Under Luxembourg law, a company may institute a suit against its directors in respect of a loss suffered by the company upon a shareholder resolution being taken to that effect. Shareholders may as a rule not institute individual proceedings against a director unless the shareholders have suffered a loss which is distinct and separate from the loss suffered by the company.

Anti-takeover Measures

As an Irish company we are subject to Irish Takeover Rules. For more information, please see “Anti-Takeover Provisions” in the Description of Share Capital, above.	No Luxembourg or EU takeover provisions will apply to Accenture SCA because it is not a listed company.

PLAN OF DISTRIBUTION
This prospectus relates to the possible issuance from time to time of up to 41,188,518 of our Class A ordinary shares to holders of up to an equal number of SCA Class I common shares if, and to the extent that, such holders tender their SCA Class I common shares for redemption and Accenture SCA elects to exchange those holders’ SCA Class I common shares for our Class A ordinary shares. We will not receive any cash proceeds from the issuance of the Class A ordinary shares to the holders of SCA Class I common shares tendered for redemption pursuant to this prospectus, but we will acquire the SCA Class I common shares from the redeeming holders in exchange for any of our Class A ordinary shares we may issue pursuant to this prospectus.
LEGAL MATTERS
Arthur Cox, Solicitors will pass upon the validity of the shares offered by this prospectus.
EXPERTS
The consolidated financial statements of Accenture plc and its subsidiaries as of August 31, 2012 and 2011 and for each of the years in the three-year period ended August 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of August 31, 2012 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus does not contain all of the information included in the registration statement on Form S-3 of which this prospectus is a part. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.
We file annual, quarterly and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following location:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.
The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Accenture plc, who file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, we make available free of charge on the Investor Relations section of our website at www.accenture.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. Reports, proxy statements and other information concerning Accenture plc may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have previously filed with the SEC and are considered a part of this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering (excluding any information “furnished” but not “filed”). These filings contain important information about us.

•	Accenture plc’s Annual Report on Form 10-K for the fiscal year ended August 31, 2012.

•	Accenture plc’s Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2012 and February 28, 2013.

•	Accenture plc’s Current Reports on Form 8-K, filed October 22, 2012, February 1, 2013, February 6, 2013 and March 28, 2013.

•
The Current Report of the Company on Form 8-K12B, filed September 1, 2009 with the Commission under Section 12(b) of the Exchange Act, including the description of the Company’s Class A ordinary shares contained therein, and the Current Report of the Company on Form 8-K, filed on February 9, 2012.

You can obtain copies of any of the documents incorporated by reference in this document from us or through the SEC or the SEC’s website described above. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference in this document by writing to us at the following address or calling us at the telephone number listed below:
Investor Relations
1345 Avenue of the Americas
New York, NY 10105
Telephone: +1 (877) ACN-5659 in the United States and Puerto Rico
+353 (1) 407-8203 outside the United States and Puerto Rico
E-mail: investor.relations@accenture.com

41,188,518
ACCENTURE PLC
Class A Ordinary Shares
PROSPECTUS
April 25, 2013

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the securities being registered. All amounts are estimated.

Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	40,000
Printing Expenses	20,000
Miscellaneous	10,000
Total	$80,000

Item 15. Indemnification of Directors and Officers.
Accenture plc’s articles of association contain indemnification and expense advancement provisions, subject to the provisions of the Irish Companies Acts. The Irish Companies Acts prescribe that such an indemnity only permits a company to pay the costs or discharge the liability of a director, the secretary or assistant secretary where judgment is given in favor of the director, secretary or assistant secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director, secretary or assistant secretary acted honestly and reasonably and ought fairly to be excused.
Our directors and officers are covered by directors’ and officers’ insurance policies maintained by us.
In addition, Accenture International Sàrl has entered into indemnification agreements with or as to each of Accenture plc’s directors, secretary and assistant secretaries providing for the indemnification of, and advancement of expenses to, these persons.
Item 16. Exhibits.
The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference.
Item 17. Undertakings.
The undersigned registrant hereby undertakes:
(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) shall not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

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(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x), for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date it is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or the prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer to sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on April 25, 2013.

ACCENTURE PLC

By:	/S/ JULIE SPELLMAN SWEET
Name: Julie Spellman Sweet
Title: General Counsel, Secretary & Chief Compliance Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Pierre Nanterme, Pamela J. Craig and Julie Spellman Sweet and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacity, in connection with the Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant (1) any and all amendments or supplements (including any and all stickers and post-effective amendments) to the Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (2) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by the Registration Statement that are filed pursuant to the Securities Act of 1933 with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ PIERRE NANTERME	Chairman of the Board and Chief Executive Officer (principal executive officer)	April 25, 2013
Pierre Nanterme

/S/ DINA DUBLON	Director	April 25, 2013
Dina Dublon

/S/ CHARLES GIANCARLO	Director	April 25, 2013
Charles Giancarlo

/S/ NOBUYUKI IDEI	Director	April 25, 2013
Nobuyuki Idei

/S/ WILLIAM L. KIMSEY	Director	April 25, 2013
William L. Kimsey

/S/ ROBERT I. LIPP	Director	April 25, 2013
Robert I. Lipp

/S/ MARJORIE MAGNER	Director	April 25, 2013
Marjorie Magner

/S/ BLYTHE J. MCGARVIE	Director	April 25, 2013
Blythe J. McGarvie

/S/ SIR MARK MOODY-STUART	Director	April 25, 2013
Sir Mark Moody-Stuart

/S/ GILLES C. PÉLISSON	Director	April 25, 2013
Gilles C. Pélisson

/S/ WULF VON SCHIMMELMANN	Director	April 25, 2013
Wulf von Schimmelmann

/S/ PAMELA J. CRAIG	Chief Financial Officer (principal financial officer)	April 25, 2013
Pamela J. Craig

/S/ ANTHONY G. COUGHLAN	Principal Accounting Officer	April 25, 2013
Anthony G. Coughlan

/S/ JULIE SPELLMAN SWEET	Authorized U.S. Representative	April 25, 2013
Julie Spellman Sweet

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Memorandum and Articles of Association of Accenture plc (incorporated by reference to Exhibit 3.1 to Accenture plc’s 8-K filed on February 9, 2012)

3.2	Certificate of Incorporation of Accenture plc, an Irish public limited company (incorporated by reference to Exhibit 3.2 to Accenture plc’s 8-K12B filed on September 1, 2009)

5.1	Opinion of Arthur Cox, Solicitors (filed herewith)

23.1	Consent of Arthur Cox, Solicitors (included as part of Exhibit 5.1)

23.2	Consent of KPMG LLP (filed herewith)

24.1	Power of Attorney (included on the signature page of this Registration Statement)